 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________
 FORM 11-K
  __________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File Number 1-8519
  __________________________________________________
CINCINNATI BELL
RETIREMENT SAVINGS PLAN
  __________________________________________________
 CINCINNATI BELL INC.
221 East Fourth Street
Cincinnati, Ohio 45202

CINCINNATI BELL RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Cincinnati Bell Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Retirement Savings Plan (the “Plan”) as of December 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 30, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Cincinnati Bell Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Barnes, Dennig & Co., LTD
Cincinnati, Ohio
June 24, 2016

CINCINNATI BELL RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(DOLLARS IN THOUSANDS)

	December 30,
	2015	2014
Investments
Investment in Master Trust	$227,135	$220,923
Notes Receivable
Participant loans	5,027	4,485
Employer contributions receivable	1,000	1,000
Net assets available for benefits	$233,162	$226,408

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2015
(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2014	$226,408

Contributions:
Employee (non-rollover)	13,009
Employee (rollover)	1,224
Employer	6,514
Total contributions	20,747

Investment gain from Master Trust	1,091

Interest on participant loans	208

Transfers from other Company-sponsored plans, net	484
Distributions:
Benefits paid to participants	(15,753)
Administrative expense paid by the Plan	(23)
Total distributions	(15,776)

Net increase in assets available for Plan benefits	6,754

Net assets available for benefits as of December 30, 2015	$233,162

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.
General: The Cincinnati Bell Retirement Savings Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to all employees of the Company who are not hourly employees. Hourly employees are generally defined as employees either (i) who are represented by a collective bargaining unit (unless the applicable collective bargaining agreement requires their participation in the Plan) or (ii) whose position is an hourly-paid position that is or at any prior time had been otherwise subject to automatic wage progression or covered under the Cincinnati Bell Inc. Savings and Security Plan (an additional plan sponsored by the Company). However, an hourly employee hired on or after February 1, 2008 and in a position described in clause (ii) above, is generally eligible for the Plan.
In addition, certain other classes of employees (including but not limited to co-op students, interns, temporary employees and contingency employees) are ineligible to participate in the Plan.
These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated. In the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan.
The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).
In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) 962 - Plan Accounting - Defined Contribution Pension Plans, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investments. In addition, the Statement of Changes in Net Assets Available for Benefits is presented on a fair value basis.

b.
Employee Contributions: Upon commencement of employment by the Company, the Plan generally permits each participant to contribute each pay period, in before-tax dollars, any amount that is a whole percent up to a maximum of 75% of the participant’s plan compensation. A participant’s plan compensation for each plan year is only considered up to the maximum per the Code, which was $260,000 for the plan year ended December 30, 2015.

For pay days in the Plan’s plan year ending December 30, 2014 that occurred before April 28, 2014, a participant’s contributions to the Plan were made on a before-tax basis. Pursuant to an amendment to the Plan effective April 28, 2014, a participant’s contributions to the Plan can be made either on a before-tax basis or as Roth contributions. Roth contributions are made on an after-tax basis, but the earnings on such contributions can be paid later to the participant on a tax-free basis if certain conditions are met.
The Plan provides for newly eligible participants to be automatically enrolled into the Plan and contribute 3% of their plan compensation, which is invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants may elect to change their contribution and investment elections or discontinue participation in the Plan at any time. However, by reason of certain “safe harbor” conditions having been met, a Code provision restricting the average level of participant contributions made by highly compensated employees was automatically met by the Plan for the Plan's years ended December 30, 2015 and 2014.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The amount of a participant’s combined before-tax and Roth contributions for any calendar year generally cannot exceed $18,000, the legal limit in 2015. If the participant is age 50 or older by the end of the calendar year, the participant is also allowed to make additional combined before-tax and Roth contributions up to $6,000, the maximum amount per the Code in 2015. The amount of a participant’s contributions is subject to additional provisions under the Code, which could further limit the amount of a participant’s contributions for any plan year.
Participant contributions are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.
Except as noted above with respect to Roth contributions, a participant is generally not subject to federal income tax on the amount of employee contributions to the Plan or on the earnings on those contributions until the amounts are distributed from the Plan to the participant.

c.
Employer Contributions: Under the current terms of the Plan (which applied to all pay periods occurring in the Plan's plan year ending December 30, 2015) the Company made matching contributions for each participant in an amount equal to the sum of: (i) 100% of the portion of the participant's contributions to the Plan for such pay period that were not in excess of 3% of his or her plan compensation for such pay period, and (ii) 50% of the portion of his or her contributions to the Plan for such pay period that were in excess of 3% but not in excess of 5% of the participant's plan compensation for such pay period. The amount of matching contributions made for a participant is subject to additional provisions under the Code, which could limit the amount of the matching contributions made for a participant for any plan year. However, by reason of certain “safe harbor” conditions having been met, a Code provision restricting the average level of matching contributions made for highly compensated employees was automatically met by the Plan for the Plan's years ended December 30, 2015 and 2014.

Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants' related contributions are made.
The Company's matching contributions for a participant are allocated to the participant's Plan account. In general, a participant is fully vested in the part of the Plan account attributable to the Company's matching contributions.
As of December 30, 2015 and 2014, the Plan recorded a contribution receivable from the Company, which estimated historical contributions associated with certain wages. The carrying value of these receivables approximates fair value.
A participant is generally not subject to federal income tax on the amount of the matching contributions or on the earnings on these contributions until the amounts are distributed from the Plan to the participant.

d.
Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions are allocated to the participant’s Plan account. A participant is always fully vested in the part of the Plan account attributable to rollover contributions.
A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

e.
Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

f.	Distributions to Participants: A participant may receive a distribution of all or a portion of the Plan account while employed by the Company, only in certain circumstances.
In general, a participant, while still employed by the Company, may withdraw, for any reason, the part of the Plan account attributable to: regular (non-Roth) after-tax contributions (prior to December 20, 2004, the Plan accepted regular (non-Roth) after-tax contributions); rollover contributions; and the Company’s matching contributions made for plan years that ended before December 31, 2000.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax or Roth contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals, or if the participant has reached at least age 59 1/2. Any hardship withdrawal does not include the earnings on before-tax or Roth contributions that were allocated after December 31, 1988.
Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death.
If the value of the participant’s Plan account is $1,000 or less, the participant’s account can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

g.
Participant Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account excluding amounts attributable to the participant’s contributions which were matched, the associated matching contributions from the Company, and any other Company nonelective contributions for the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the participant’s before-tax contributions or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.
The Company Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, the interest rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2015, interest rates on loans made under the Plan ranged between 4.3% and 9.3% per annum. For the Plan year ended December 30, 2015, a participant also paid to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.
In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is generally 60 months. A participant may extend the term of the loan to a maximum of 30 years, if the loan is acquired to provide the participant with funds to purchase a primary residence.

h.	Investments: As of December 30, 2015, the following funds were available for investment under the Plan:

•	American Funds EuroPacific Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund*

•	Fidelity Growth Company Fund*

•	Fidelity International Discovery Fund*

•	Fidelity Managed Income Portfolio II Fund*

•	Fidelity Mid-Cap Stock Fund*

•	Fidelity U.S. Equity Index Commingled Pool Fund*

•	LKCM Small Cap Equity Fund

•	PIMCO Total Return Fund

•	Vanguard Balanced Index Fund

•	Vanguard Mid-Cap Value Index Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2055 Fund

•	Vanguard Target Retirement 2060 Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Windsor II Fund
*     Party-in-interest funds
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

i.
Administrative Expenses: Administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits certain of these expenses to be paid from the Plan assets and allocated and charged to each participant’s account based on the proportion that such participant’s account balance bears to all account balances under the Plan.

j.
Forfeitures: Any amounts forfeited by participants under the Plan (for instance, because such participants cannot be located) are applied to reduce subsequent contributions of the Company to the Plan. At December 30, 2015 and 2014, unapplied forfeited amounts totaled $95,084 and $85,851, respectively.

k.
Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Inc. Savings and Security Plan, another defined contribution plan sponsored by the Company, or if a participant of the Cincinnati Bell Inc. Savings and Security Plan becomes a participant of the Plan, the Plan account balance is generally transferred to and assumed by the recipient plan. These transfers are included in “Transfers from other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

l.
Uncertain Tax Positions: U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

m.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

n.
Recently Issued Accounting Standards: In May 2015, the FASB issued Accounting Standard Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or Its Equivalent). The standard will be effective for fiscal years beginning after December 15, 2015 and will be applied retrospectively. Under the amendments in this update, investments for which fair value is measured at NAV per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. The Company elected to early adopt the provisions of this new standard. Based upon review of ASU 2015-10, which was issued and effective in June 2015 and clarifies the guidance for determining if an equity security has a readily determinable fair value, the Company concluded that ASU 2015-07 has no material impact on the Plan.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

In July 2015, the FASB issued ASU 2015-12, Defined Benefit Plans: Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II will be effective for fiscal years beginning after December 15, 2015 and will be applied retrospectively. Part III will be effective for fiscal years beginning after December 15, 2015 and will be applied prospectively.
Management has elected to adopt Parts I and II early. Accordingly, the Part I amendments were retrospectively applied resulting in changes to the presentation of the statement of net assets available for benefits at December 30, 2015 and 2014 such that the amounts previously reported at contract value in the Plan's financial statements are now presented at NAV consistent with other common collective trusts and reported on the statement of net assets available for benefits with investments at fair value. The change in presentation is the result of the MIP Fund no longer being classified as a fully benefit-responsive investment contract due to the clarifying guidance noted in ASU 2015-12. The Part II amendments were retrospectively applied to remove the disclosure noting any individual investments that represent 5 percent or more of the Plan's net assets available for benefits at fair value as of December 30, 2015 and 2014 and adjust the fair value hierarchy table as of December 30, 2015 and 2014 to no longer segregate investments by nature, characteristics, and risk, but rather by general type of investment.
Management has elected not to adopt Part III early and does not expect it to have a material impact on the Company's policy elections or financial statements.

(2)	Fair Value Measurements
The Plan’s investments in the Master Trust are stated at fair value. Mutual funds of the Plan are valued using the quoted market prices of the shares of each applicable mutual fund. The value of the Plan’s Cincinnati Bell Inc. Common Stock Fund was determined by the ending share values as last published by the New York Stock Exchange on December 30, 2015 and 2014. Common collective trust funds are based on the NAV of units of a collective trust as published by the trustee.
Certain events limit the ability of the Plan to transact with the participants at fair value of the Fidelity Managed Income Portfolio II Fund, a common collective trust. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact with the participants, is probable.
ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Quoted market prices for identical instruments in an active market;
Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and
Level 3 - Unobservable inputs that reflect management's determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

There were no significant transfers between the fair value hierarchy levels in the year ended December 30, 2015. At December 30, 2015 and 2014, the fair value and placement in the fair value hierarchy of the underlying assets of the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”) that are required to be measured at fair value on a recurring basis are as follows:

	Assets at Fair Value as of December 30, 2015
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$251,025	$—	$—	$251,025
Common collective trust funds	—	44,699	—	44,699
Common stocks	12,274	—	—	12,274
Total assets at fair value	$263,299	$44,699	$—	$307,998

	Assets at Fair Value as of December 30, 2014
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$249,569	$—	$—	$249,569
Common collective trust funds	—	43,946	—	43,946
Common stocks	10,731	—	—	10,731
Total assets at fair value	$260,300	$43,946	$—	$304,246

(3)	Interest in Master Trust
At December 30, 2015 and 2014, the Plan’s assets were held by the Master Trust. The Master Trust holds only the assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan.
The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (collectively the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. When applicable, net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.
As of December 30, 2015 and 2014, the Plan’s percentage of assets held in the Master Trust was 74% and 73%, respectively. The following table presents the fair value of the total investments held by the Master Trust, in which the Plan invests:

	December 30,
(dollars in thousands)	2015	2014
Mutual funds and common collective trust funds	$295,724	$293,515
Common shares of Cincinnati Bell Inc.	12,274	10,731
Net assets available to participating plans at fair value	$307,998	$304,246

During the plan year ended December 30, 2015, realized and unrealized gains and interest and dividends on investments held by the Master Trust were as follows:

	Gain on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$452	$(14,050)	$14,472
Common shares of Cincinnati Bell Inc.	87	1,103	—
	$539	$(12,947)	$14,472

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan’s portion of the gains on the Master Trust’s investments and interest and dividends for the plan year ended December 30, 2015 was as follows:

	Gain on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$277	$(10,613)	$10,726
Common shares of Cincinnati Bell Inc.	61	640	—
	$338	$(9,973)	$10,726

(4)	Amendment or Termination of the Plan
While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time.

(5)	Tax Status
The Internal Revenue Service issued on October 22, 2011, a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code.

(6)	Related Party Transactions
The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were $23,061.
The amount of common stock of Cincinnati Bell Inc. held in the Master Trust for the Plan was 1,999,203 and 1,907,739 shares with a cost basis of $9,530,920 and $9,339,580 at December 30, 2015 and 2014, respectively.

(7)	Concentrations, Risks, and Uncertainties
The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. common stock. A change in the value of the stock could cause the value of the Plan’s net assets to change significantly due to this concentration.
The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 30, 2015
FORM 5500 SCHEDULE H (FORM 5500)
EIN 31-1056105
PLAN NUMBER - 002
(Dollars in thousands)

Issuer	Description of Investment	Current Value

Participant loans*	12 to 360 months (4.3% - 9.3%)	$5,027

*	Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN
By: Cincinnati Bell Inc.

June 24, 2016	/s/ Sarah E. S. Davis
By: Sarah E. S. Davis
Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Barnes, Dennig & Co., LTD